Exhibit 99.2

Thank you CORPORATE PRESENTATION June 2017

Forward Looking Statements and Kitov’s Safe Harbor Statement Ϯ This presentation is not a prospectus or offer of securities for subscription or sale in any jurisdiction . Certain statements in this presentation are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Forward - looking statements can be identified by the use of forward - looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully acquire, develop or commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the lack of sufficient funding to finance the clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents attained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents with protective claims ; the commencement of any patent interference or infringement action ; our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions ; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our Annual Report on Form 20 - F for the year ended December 31 , 2016 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this press release speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http : //www . sec . gov .

KITOV Company Profile • Founded in 2010 ; Publicly traded on TASE 2013 ; IPO on NASDAQ November 2015 • Tickers: KTOV (ADSs); KTOVW (Warrants) • Cash on hand (as of December 31 , 2016 ): $ 15.6 M; No debt • Market Cap: $ 15 M * • Issued & outstanding capital equivalent to 8.2 million ADSs** ϯ DIVERSE PIPELINE ADDRESSING LARGE MARKETS PROVEN TEAM COMPELLING VALUE • Lead drug candidate KIT - 302 developed to treat osteoarthritic pain & hypertension • KIT - 302 achieved primary efficacy endpoint in pivotal Phase III trial; NDA submission expected Q 2 2017 ; • NT 219 - a small molecule designed to overcome cancer drug resistance • KIT - 302 manufacturing & CMC work partnered with Dexcel Pharma, Israel’s largest private pharmaceutical company • Management team with proven track record in drug development, NDA submissions and FDA approvals * As of June 14 , 2017 ** Each ADS = 20 ordinary shares Innovative biopharmaceutical drug development company leveraging deep regulatory and clinical - trial expertise

Experienced Management



Paul Waymack, M.D., Sc.D.
Chairman of the Board and Chief Medical Officer
Former FDA medical officer



Isaac Israel
Chief Executive Officer
Former CEO of BeeContact Ltd. (TASE:BCNT), NextGen Biomed (TASE: NXGN)



Simcha Rock, CPA, MBA
Chief Financial Officer
Former Senior VP Edmond de Rothschild



Gil Ben-Menachem, Ph.D., MBA
Vice President, Business Development
Formerly at Paramount, Teva, Ophthalix, Dexcel, NIH



Hadas Reuveni, Ph.D.
Founder and Chief Technology Officer – TyrNovo*
Formerly at Keryx (NASDAQ:KERX)

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Pipeline ϱ * Through majority held subsidiary TyrNovo Drug Therapeutic Field Pre - clinical Phase I/ II Phase III Submission Approval KIT - 302 NT219* Osteoarthritis Pain & Hypertension Oncology

About KIT - 302 • KIT - 302 's pivotal Phase III trial successfully met its primary efficacy endpoint - announced in December 2015 . Data showed that KIT - 302 is more effective at lowering blood pressure than amlodipine alone • Formulated with 200 mg celecoxib and three different dosages ( 2.5 , 5 , and 10 mg) of amlodipine • Regulatory submission path with FDA is under a Special Protocol Assessment (SPA), and 505 (b) 2 route • Kitov intends to submit NDA for marketing approval for KIT - 302 in the U.S. during 2 nd quarter of 2017 ϲ Simultaneous treatment of osteoarthritic pain and blood pressure elevation Fixed Dose Combination of Celecoxib , a COX - 2 selective NSAID ( the active ingredient in Pfizer’s Celebrex®) , + Amlodipine, a blood pressure lowering agent (calcium channel blocker) ( the active ingredient in Pfizer's Norvasc®), *Celebrex ® is a registered trademark of G.D. Searle LLC (a subsidiary of Pfizer Inc .). Norvasc ® is a registered trademark of Pfizer Inc.

Medical Rationale ϳ Celecoxib (the active ingredient in Pfizer's Celebrex ®) • The only widely prescribed selective COX - 2 NSAID approved in the US (unlike non - selective NSAIDs, celecoxib carries limited gastrointestinal risks) • Since 2005 has an FDA mandated “Black Box” labeling warning of increased cardiovascular risks • According to FDA, cardiovascular risks can occur as early as the first few weeks of using an NSAID and may increase with longer use Amlodipine (active ingredient in Pfizer's Norvasc ®) • Calcium channel blocker ; Anti - hypertensive • Unlike other blood pressure lowering drug groups such as diuretics, ACE inhibitors, and angiotensin II receptor antagonists - calcium channel blockers do not cause deterioration of renal function, including possible acute renal failure* * The FDA Safety Information and Adverse Event Reporting Program; http://www.fda.gov/Safety/MedWatch/SafetyInformation/ucm 270998 .htm

KIT - 302 Phase III Trial Design (under Special Protocol Assessment from FDA) Demonstrate that the reduction in blood pressure in the KIT - 302 arm is at least 50 % of the reduction in the amlodipine arm Measurement of pain was not required by FDA Primary End - point ϴ Newly diagnosed hypertensive patients Celecoxib 200 mg +Amlodipine 10 mg AMLODIPINE 10 mg CELECOXIB 200 mg PLACEBO Data Collection and Statistical Analysis Double Blind, Placebo - Controlled, Multi - Center study N = 152 4 - arm trial with 30 - 45 patients in each arm 2 weeks of treatment KIT - 302

KIT - 302 Phase III Trial Results • Primary efficacy end - point was successfully achieved ( P= 0.001 ) • Demonstrated 2.5 x better blood pressure reduction than FDA requirement ( 50 % of Amlodipine arm ) • Demonstrated consistent reduction in all measures of blood pressure ϵ * Error Bars – Standard Error of Mean Blood Pressure Reduction of KIT - 302 vs. Amlodipine and Celecoxib* KIT - 302 demonstrated even better BP reduction than same amount of Amlodipine given without Celecoxib

KIT-302 Beneficial Renal Outcomes

Measure	KIT-302	Amlodipine
Creatinine plasma levels reduction	-3.22 µmol/L	-2.55 µmol/L
Peripheral edema (% patients)	8.2%	15.6%

Approx. **1%-5% of all patients using NSAIDs** experience adverse renal events[1]

Lower Creatinine level (a measure of renal function) indicates better kidney function[2]

Best improvement in renal function (lower creatinine level) was observed **with KIT-302**

An additional clinical trial to scientifically validate the renal benefits (not required for NDA submission) is underway. Topline results are expected Q3 2017

- (1) Am J Med. 1999;106(5B):13S , Nephrotoxicity of nonsteroidal anti-inflammatory drugs: physiologic foundations and clinical implications.
- (2) During KIT-302 Phase III clinical trial, creatinine levels were measured at baseline and after two weeks of therapy.

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KIT - 302 US Target Markets ϭϭ KIT - 302 targets osteoarthritic patients currently treated with NSAIDs (both celecoxib and others) who also suffer from existing or newly diagnosed hypertension KIT - 302 OSTEOARTHRITIS 50 Million patients* NSAIDs 60 % of all OA Rx’s HYPERTENSION Celecoxib 24 % of all NSAID’s * Arthritis Foundation: http://www.arthritis.org/ ** Hypertension Among Adults in the United States: National Health and Nutrition Examination Survey, 2011 – 2012 ARTHRITIS PREVALENCE* • More than 50 million adults in the US have doctor - diagnosed osteoarthritis • 67 million people are expected to have doctor - diagnosed osteoarthritis by 2030 HYPERTENSION PREVALENCE** • 29 % of U.S . adults older than 18 • 65 % of U.S . adults older than 60 COMORBIDITIES • 44 % of adults with high blood pressure have osteoarthritis**

Market Assessment ϭϮ • IMS Health - Analysis of patient - level data of more than 85 % of all dispensed Rx’s in the U . S . • Physician Survey of 110 Key Opinion Leaders (KOLs) and High - Volume Prescribers (HVPs) of Celecoxib in the U . S . - General Practitioners, Internal Medicine, Pain Specialists, Rheumatologists, and Orthopedic Surgeons • 1 - on - 1 phone interviews with Physicians • 1 - on - 1 phone interviews with Third Party Payers (Pharmacy Benefit Managers) Kitov commissioned a third - party U.S. Market Assessment for KIT - 302 , which included data from the following:

NSAIDs Prescribing Behavior Analysis - NSAIDs and celecoxib usage for osteoarthritis : NSAID’s - 60 % Celecoxib - 27 % KIT - 302 - 40 % of celecoxib Rx’s Osteoarthritis Rx’s Physicians provided their predicted prescribing beh avi or of KIT - 302 based on a description of the Target Product Profile, which was constructed based on the Phase 3 clinical data . Q : What % of your osteoarthritis patients currently prescribed with celecoxib would you prescribe KIT - 302 ? ϭϯ

NSAIDs Prescribing Behavior NSAID’s - 60 % Non - celecoxib - 73 % KIT - 302 - 25 % of non - celecoxib Rx’s Osteoarthritis Rx’s Physicians provided their predicted prescribing behavior of KIT - 302 based on a description of the Target Product Profile, which was constructed based on the Phase 3 clinical data . Q : What % of your osteoarthritis patients currently not prescribed with celecoxib would you prescribe KIT - 302 ? ϭϰ Analysis - NSAIDs and non - celecoxib usage for osteoarthritis:

Celecoxib Therapy Duration ϭϱ Analysis - Average duration of c elecoxib therapy : Celecoxib Rx’s Chronic use (All indications) % 60 According to IMS data (April 2015 - March 2016 ), ~ 60 % of celecoxib users take it for more than 90 days. FDA issued a Safety Announcement (July 2015 ) stating that the risk of heart attack or stroke associated with NSAIDs, can occur as early as the first few weeks of using an NSAID and may increase with longer use.

KIT - 302 Benefits All Stakeholders ϭϲ KIT - 302 KIT - 302 expected to be the only NSAID whose labeling will indicate reduction of blood pressure and consequent risk reduction of heart attack, stroke and death • Treats 2 conditions simultaneously • Convenience (one pill instead of two) • Lower co - pay Patients Physicians • Improved patient compliance • Reduces concerns related to NSAID side effects Payors • Lowers disease burden • Improves patient health • Lowers overall healthcare costs

Insight into Payers ’ views Pharmacy Benefit Managers (PBMs) were interviewed as part of Market Assessment in order to obtain insight into their views of KIT - 302 : – Interviewed organizations which insure ~ 150 million lives – Most PBMs were intrigued with KIT - 302 ’s potential to increase compliance of anti - hypertensives, as they believe compliance with pain drugs is better than that of anti - hypertensives ϭϳ The actual idea that pain is a stimulant for compliance is brilliant “ “ “ “ People are going to use this… At the price range similar to branded Celebrex®, it would enter the formulary without a problem

Intellectual Property KIT - 302 ϭϴ • U.S. Patent 9,408,837 was issued August 2016 • Divisional patent expanding the patent coverage was issued February 2017 • Expected patent protection in U.S. until February 2030 • Additional formulation patents expected to be filed • Expected EU market exclusivity of 7 - 10 years

KIT - 302 Commercialization ϭϵ South Korea - Exclusively licensed to Kuhnil Pharmaceuticals (March 2017 ) Partnership discussions in the US and the EU are ongoing

Pipeline ϮϬ Drug Therapeutic Field Pre - clinical Phase I/ II Phase III Submission Approval KIT - 302 NT219* Osteoarthritis Pain & Hypertension Oncology * Through majority held subsidiary TyrNovo

Ϯϭ About NT 219 • NT 219 is a small molecule developed jointly by Prof. Alexander Levitzki ( 2005 Wolf Prize in Medicine laureate) at the Hebrew University of Jerusalem, and Hadas Reuveni, Ph.D., founder and CTO of TyrNovo • In patient - derived xenograft (PDX ) models, NT 219 prevented acquired resistance to multiple anti - cancer drugs, delayed tumor recurrence, re - sensitized resistant tumors to the drug and extended life expectancy • Efficacy was demonstrated in PDX models of melanoma, head and neck, sarcoma, pancreatic, colon and lung cancers , when co - administered with various oncology drug families: • Antibodies: anti - epidermal growth factor receptor (EGFR) antibody (Erbitux®); • Kinase Inhibitors: blockers of EGFR ( Tagrisso ®, Tarceva ®), MEK ( Mekinist ®), Mutated BRAF ( Zelboraf ®), and mTOR inhibitors such as Afinitor ® • Chemotherapy agents: Gemzar ®, 5 FU, and Oxaliplatin

NT 219 - Mechanism of Action ϮϮ • Anti - cancer drugs induce activation of two major feedback pathways, STAT 3 and IRS , leading to drug resistance • NT 219 effectively targets these feedback pathways and thereby overcomes drug resistance and extends the positive response to the drugs • Inhibition of STAT 3 may also activate anti - cancer immunity 23

24 Response Erlotinib: Acquired resistance NT 219 prevents resistance to Erlotinib NT 219 : 100 Tumor Regression of Patient - Derived Head & Neck Cancer Implanted in mice (PDX model) Days (n= 8 ) (n= 8 ) (n= 8 ) (n= 8 ) NT 219 Prevents R esistance of Head & Neck tumors to EGFR Inhibitor erlotinib ( Tarceva ®)

NT 219 Converts Pancreatic Tumors Non - Responding to Gemcitabine to Responders 25 Non - Responders Responders Tumor Regression of Patient - Derived Pancreatic Cancer Implanted in mice (PDX model)

NT 219 Partnership Opportunities 26 • Combination with NT 219 could expand efficacy, target population and patent lifespan of major oncology drugs • Accumulated annual global sales of the relevant cancer drugs exceeds $ 6 B NT - 219

Summary Ϯϲ Proven management team Proven management team with deep FDA experience and fast - track regulatory expertise Primary efficacy endpoint achieved Lead drug candidate KIT - 302 achieved its primary efficacy endpoint in a pivotal Phase III trial Marketing potential Pipeline candidates a ddress large, multi - billion dollar markets Expected long - term exclusivity U.S. patent covering KIT - 302 expected to provide long - term exclusivity in U.S. through 2030 Upcoming NDA submission KIT - 302 - Expected NDA submission Q2 2017 Exciting new pipeline candidate NT219 - Promising broad therapeutic and commercial potential

Thank you Company Headquarters One Azrieli Center Round Tower 132 Menahem Begin Road Tel Aviv 6701101 , Israel US Medical Research Office 1615 Suter's Lane NW Washington DC 20007 Contact Us Tel : + 972 - 3 - 9333121 Email: Info@kitovpharma.com Info@tyrnovopharma.com www.kitovpharma.com www.TyrNovopharma.com